03 FEB 25 AM 7:21

14 February 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention	Office of International Corporate Finance, Division of Corporation Finance
Re	David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited announces new appointments

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

03007415

Very truly yours,
DAVID JONES LIMITED

SUPPL

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

JOHN A. SIMMONDS
COMPANY SECRETARY

dlw 3/18

ASX AND MEDIA RELEASE
For Immediate Distribution

14 February 2003

DAVID JONES LIMITED ANNOUNCES NEW APPOINTMENTS

Subsequent to the appointment of Mark McInnes to the position of CEO of David Jones Limited in December 2002 the group has today announced the following appointments.

Chief Executive Officer Mark McInnes said, "These appointments reflect our focus on the key areas that drive our business – the use of capital, cost efficiencies, revenue generation and the continued management of inventory and margins, and the strategic review of our Foodchain business."

" The appointees are part of the well established team which has rebuilt the David Jones brand. They understand well what drives our business and also the areas on which we must now increase our focus to derive greater value for our shareholders. Each of them will play a key role in our forthcoming annual strategy review in which we review all aspects of our business," Mr. McInnes said.

Colette Garnsey has been appointed Group General Manager Apparel, Cosmetics and Marketing. Patrick Robinson has been appointed Group General Manager Home and Food and will assist in the strategic review of Foodchain. Colette and Patrick are long term key members of our merchandising team. They have been instrumental in the development of a significant point of difference in our merchandise and marketing which has enabled David Jones to drive revenue and manage margins in a highly competitive environment.

Don Grover, current Stores Director, is leaving David Jones. Don has made a significant contribution over many years in the company. Don has played a key role in building David Jones' pre-eminent position in the management of our stores, in particular the work related to service excellence and stock loss management, widely regarded as best practice. I would like to wish him well in the future.

Paul Zahra takes over from Don Grover as Group General Manager Stores and Visual Merchandising. Paul is a career retailer who has broad experience in all aspects of retail operations including store management, buying and logistics. Paul's key focus will be the continued delivery of excellent service whilst driving cost efficiencies.

Given the significance of the capital expenditure linked to the major store refurbishment program, John Bolas, General Manager Property and Projects will in the interim report to the CEO.

Supply Chain also represents a significant opportunity for cost efficiencies and accordingly Damian Eales, General Manager Supply Chain, Logistics and Online, will join the management committee and becomes a direct report to the CEO.

Colette, Patrick, Paul, John and Damian will join Stephen Goddard (Finance Director), Teresa Gallo (Group General Manager Human Resources), Lawrie Turner (Group General Manager Information Technology) and Jon McAtamney (General Manager Foodchain) as the group responsible for the management of the company.

"David Jones has rebuilt its core business model over the past several years. The focus of our 2003 review of strategy will be how we take that business model and drive greater efficiencies and improved returns." Mr. McInnes said.

ENDS

(CV INFORMATION ON APPOINTEES FOLLOWS OVER PAGE)

BACKGROUND INFORMATION ON APPOINTEES

Colette Garnsey – Colette is a career retailer who commenced with David Jones in 1991. She became General Manager Womenswear in 1997. Footwear and Accessories were added to her portfolio in 1998 and Childrenswear in 2000, reflecting her success in creating a major point of difference for the group. Colette has been instrumental in rebuilding our Womenswear, Footwear and Accessories business to be considered the best in the industry.

Patrick Robinson – Patrick is a career retailer who commenced with David Jones in 1997. He has worked in retail since 1990 in buying, marketing and visual merchandising roles. He became General Manager Marketing for David Jones in 1997, and was appointed General Manager Home in 1998 and General Manager Home and Food in 2000. He has been part of the team who have repositioned David Jones in the market. Patrick completed his MBA at Melbourne University.

Paul Zahra – Paul commenced his retailing career with Coles Myer in 1982 with Target. He progressed through the organisation to become the youngest Target store manager appointed. He was responsible for supply chain and logistics with Officeworks for 3 years moving to David Jones in 1998, initially in the role of General Manager Merchandise Services responsible for automated stock replenishment and merchandise procedures. Paul has been General Manager Cosmetics since 1999. He has produced significant results in this key category.

Damian Eales - Damian's retail career began in 1992. He joined David Jones in 1996 progressing through the stores group to become General Manager of Aherns and Merchandise Projects in 2000, overseeing the integration of the Aherns business into David Jones. Following a period setting up a family business in 2002, Damian returned to David Jones as General Manager Merchandise Operations in September 2002.

John Bolas – John joined David Jones in February 1995 as General Manager Property & Projects after many years of service in the property department of Tooth & Co (the Adsteam Group). John is responsible for all store planning, design, refurbishment and maintenance matters.

FOR FURTHER INFORMATION CONTACT

Nawaz Cooper
Finance Director's Office - David Jones Limited
02 9266 5960
ncooper@davidjones.com.au